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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

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                                AMENDMENT NO. 4

                                      TO

                                SCHEDULE 13E-4

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                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                       Building One Services Corporation
                               (Name of Issuer)

                       Building One Services Corporation
                     (Name of Person(s) Filing Statement)

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                                 COMMON STOCK
                        (Title of Class of Securities)

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                                   120114103
                     (CUSIP Number of Class of Securities)

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                                Joseph M. Ivey
                     President and Chief Executive Officer
                       Building One Services Corporation
                   800 Connecticut Avenue, N.W., Suite 1111
                             Washington, DC  20006
                                (202) 261-6000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing the Statement)

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                                  Copies to:
F. Traynor Beck, Esquire                           Linda Griggs, Esquire
Executive Vice President, General Counsel          Morgan, Lewis & Bockius LLP
and Secretary, Building One Services Corporation   1800 M Street. N.W.
800 Connecticut Avenue, N.W., Suite 1111           Washington, DC  20036
Washington, DC  20006                              (202) 467-7000
(202) 261-6000

                        ------------------------------

                               February 19, 1999
    (Date Tender Offer First Published, Sent or Given to Security Holders)
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     This Amendment No. 4 modifies and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 dated February 19, 1999, as amended on April 6, 1999, April 26, 1999 and May 4, 1999, filed by Building One Services Corporation, a Delaware corporation (the "Issuer").

Item 1.   Security and Issuer.

     (a) On May 11, 1999, the Issuer issued a press release announcing the final results of its issuer tender offer. A copy of this press release is filed as Exhibit (a)(17) hereto, and is incorporated herein by reference.

Item 9.   Material to be Filed as Exhibits.

     Item 9 is hereby amended to include the following exhibits:

     (a)(17) Press Release dated May 11, 1999.



                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              BUILDING ONE SERVICES CORPORATION

                              By:_______________________________________________
                              Name:  Joseph M. Ivey
                              Title:     President and Chief Executive Officer


Dated: May 11, 1999
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                                 EXHIBIT INDEX


Exhibit                    Description
-------                    -----------

(a)(17) Press Release dated May 11, 1999.